Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Income available to common stockholders	$145,788	$6,704	$285,878	$330,571

Weighted average shares outstanding	2,666,191	2,660,923	2,665,537	2,660,573

Basic earnings per share	$0.05	$0.00	$0.11	$0.12

Income for diluted earnings per share	$145,788	$6,704	$285,878	$330,571

Total weighted average common shares
and equivalents outstanding for
diluted computation	2,666,191	2,660,923	2,665,537	2,660,573

Diluted earnings per share	$0.05	$0.00	$0.11	$0.12